As filed with the U.S. Securities and Exchange Commission on September 24, 2007         333-13740

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

LAFARGE
(Exact name of issuer of deposited securities as specified in its charter)

n/a
(Translation of issuer's name into English)

France
(Jurisdiction of incorporation or organization of Issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)
4 New York Plaza, New York, New York 10004
Tel. No.: (212) 623-0636
(Address, including zip code, and telephone number of depositary's principal offices)
Lafarge North America
12950 Worldgate Drive
Herndon, VA 20170
Attention: Peter Keeley
(703) 480 36 00
(Address, including zip code, and telephone number of agent for service)

With copies to:

Scott A. Ziegler, Esq.	Andrew A. Bernstein, Esq.
Ziegler, Ziegler & Associates LLP	Cleary Gottlieb Steen & Hamilton LLP
570 Lexington Avenue, 44th Floor	12 rue de Tilsitt
New York, New York 10022	75008 Paris France

It is proposed that this filing become effective under Rule 466
☒immediately upon filing                ☐ on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, four American Depositary Shares representing one share of Lafarge	N/A	N/A	N/A	N/A

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

The Prospectus consists of the form of American Depositary Receipt (“ADR”) included as Exhibit A to the form of Amendment to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

	Item Number and Caption		Location in Form of ADR Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face, introductory paragraph and final sentence on face.

2.	Title of ADR and identity of deposited securities		Face, top center and introductory paragraph

Terms of Deposit
	(i)	The amount of deposited securities represented by one unit of ADRs	Face, upper right corner and introductory paragraph

	(ii)	The procedure for voting, if any, the deposited securities	Reverse, paragraph (12)

	(iii)	The collection and distribution of dividends	Face, paragraphs (4), (5) and (7); Reverse, paragraph (10)

	(iv)	The transmission of notices, reports and proxy soliciting material	Face, paragraphs (3) and (8); Reverse, paragraph (12)

	(v)	The sale or exercise of rights	Face, paragraphs (4) and (5); Reverse, paragraph (10)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face, paragraphs (4) and (5); Reverse, paragraphs (10) and (13)

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse, paragraphs (16) and (17) (no provision for extension)

1

	Item Number and Caption		Location in Form of ADR Filed Herewith as Prospectus

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the lists of holders of ADRs	Face, paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face, paragraphs (1), (2), (4) and (5)

	(x)	Limitation upon the liability of the Depositary and/or the Company	Reverse, paragraph (14)

3.	Description of all fees and charges which may be imposed directly or indirectly against the holders of ADRs		Face, paragraph (7)

Item 2. AVAILABLE INFORMATION

	Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus

2(a)
Statement that upon the effectiveness of the Company’s reporting requirements under the Exchange Act, the Company shall publish on its website (www.lafarge.com) on an ongoing basis, or otherwise furnishes the United States Securities and Exchange Commission (the “Commission”) with, certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Exchange Act. To the extent furnished to the Commission, such reports and documents may be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, NE, Washington, DC 20549
Face, paragraph (8)

2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1) Form of Deposit Agreement among Lafarge, JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the “Depositary”), and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”). Previously filed as exhibit (a) to Registration Statement No. 333-13740 and incorporated herein by reference.

(a)(2) Form of Amendment to Deposit Agreement, including the form of ADR.  Filed herewith as Exhibit (a)(2)

(b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d) Opinion of counsel to the Depositary as to the legality of the securities to be registered. Previously filed as exhibit (a) to Registration Statement No. 333-13740 and incorporated herein by reference.

(e) Certification under Rule 466. - Filed herewith as Exhibit (e).

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 24, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., in its capacity as Depositary

By:	/s/ Melinda L. VanLuit
Name:	Melinda L. VanLuit
Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, Lafarge certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized on September 24, 2007.

LAFARGE

By:	/s/ Bruno Lafont
Name:	Bruno Lafont
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on September 24, 2007.

Name	Title

/s/ Bruno Lafont	Chairman and Chief Executive Officer
Bruno Lafont	(Principal Executive Officer and Director)

/s/ Bertrand Collomb	Honorary Chairman of the Board
Bertrand Collomb	(Director)

/s/ Jean-Jacques Gauthier	Executive Vice President, Finance
Jean-Jacques Gauthier

Director
Michael Blakenham

/s/ Jean-Pierre Boisivon	Director
Jean-Pierre Boisivon

/s/ Michel Bon	Director
Michel Bon

/s/ Philippe Charrier	Director
Philippe Charrier

Director
Philippe Dauman

Director
Oscar Fanjul

Director
Juan Gallardo

/s/ Alain Joly	Director
Alain Joly

/s/ Bernard Kasriel	Director
Bernard Kasriel

Director
Pierre de Lafarge

/s/ Jacques Lefevre	Director
Jacques Lefevre

/s/ Michel Pébereau	Director
Michel Pébereau

/s/ Hélène Ploix	Director
Hélène Ploix

Chief Accounting Officer
Marc Soulé

/s/ Peter Keeley	Authorized Representative in the
Peter Keeley	United States

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of Amendment to Deposit Agreement.

(e)	Rule 466 certification